UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2011
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐            No ☑

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2011

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
REVENUES (note 9f)	239,900	210,866	707,816	671,283

OPERATING EXPENSES
Voyage expenses	31,096	29,047	89,133	98,950
Vessel operating expenses (note 9f, 10)	71,641	67,036	221,968	191,532
Time-charter hire expense	18,620	20,352	57,072	68,814
Depreciation and amortization	46,903	47,179	138,636	140,111
General and administrative (note 9c, 9d, 9e, 9f, 10)	17,643	16,838	54,530	49,820
Loss on sale of vessel	—	—	171	—
Write-down of vessels (note 15)	23,961	—	33,055	—
Restructuring charge (note 7)	—	—	3,924	119

Total operating expenses	209,864	180,452	598,489	549,346

Income from vessel operations	30,036	30,414	109,327	121,937

OTHER ITEMS
Interest expense (note 6, 9c, 9d, 9e, 9f)	(9,271)	(9,652)	(26,630)	(28,858)
Interest income	181	240	460	642
Realized and unrealized loss on non-designated derivative instruments (note 9e, 9f, 10)	(100,499)	(37,191)	(128,379)	(119,529)
Foreign currency exchange (loss) gain (note 10)	(316)	(2,616)	(748)	1,255
Other income — net (note 8)	966	1,624	3,435	5,514

Total other items	(108,939)	(47,595)	(151,862)	(140,976)

Loss before income tax recovery (expense)	(78,903)	(17,181)	(42,535)	(19,039)
Income tax recovery (expense) (note 11)	3,528	(8,779)	(2,162)	8,585

Net loss	(75,375)	(25,960)	(44,697)	(10,454)

Non-controlling interest in net (loss) income	(296)	(5,231)	18,360	(1,954)
Dropdown Predecessor’s interest in net (loss) income (note 2)	—	(16,869)	—	(16,685)
General Partner’s interest in net (loss) income	38	745	3,376	2,428
Limited partners’ interest: (note 13)
Net (loss) income	(75,117)	(4,605)	(66,433)	5,757
Net (loss) income per common unit (basic and diluted)	(1.18)	(0.10)	(1.09)	0.14

Weighted-average number of units outstanding:
- Common units (basic and diluted) (note 13)	63,459,310	45,450,625	61,166,318	42,165,412

Cash distributions declared per unit	0.50	0.48	1.50	1.40

Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30, 2011	December 31, 2010
	$	$
ASSETS
Current
Cash and cash equivalents	160,935	166,483
Accounts receivable	68,645	64,993
Net investments in direct financing leases — current	18,500	21,157
Prepaid expenses	38,273	29,740
Due from affiliates (note 9g)	7,258	19,135
Current portion of derivative instruments (note 10)	6,235	6,180
Other current assets	1,167	1,288

Total current assets	301,013	308,976

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $1,297,680 (December 31, 2010 — $1,200,325)	2,241,569	2,247,323
Advances on newbuilding contracts	44,947	52,184
Net investments in direct financing leases	37,118	50,413
Derivative instruments (note 10)	2,228	5,202
Deferred income tax	255	—
Other assets	15,518	22,652
Intangible assets — net	23,423	28,763
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,793,184	2,842,626

LIABILITIES AND EQUITY
Current
Accounts payable	12,457	12,749
Accrued liabilities (note 10)	83,185	88,538
Due to affiliates (note 9g)	39,560	67,390
Current portion of long-term debt (note 6)	145,108	152,096
Current portion of derivative instruments (note 10)	46,058	45,793

Total current liabilities	326,368	366,566

Long-term debt (note 6)	1,780,096	1,565,044
Deferred income tax	150	1,605
Derivative instruments (note 10)	207,980	119,491
Other long-term liabilities	18,151	19,746

Total liabilities	2,332,745	2,072,452

Commitments and contingencies (note 6, 10, 12)

Redeemable non-controlling interest (note 12a)	39,147	41,725

Equity
Non-controlling interest	39,203	170,876
Partners’ equity	382,075	556,828
Accumulated other comprehensive income	14	745

Total equity	421,292	728,449

Total liabilities and total equity	2,793,184	2,842,626

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2011	2010
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net loss	(44,697)	(10,454)
Non-cash items:
Unrealized loss on derivative instruments (note 10)	90,224	86,547
Depreciation and amortization	138,636	140,111
Loss on sale and write down of vessels and equipment	33,226	—
Deferred income tax recovery (note 11)	(71)	(12,675)
Foreign currency exchange loss and other	3,850	1,218
Change in non-cash working capital items related to operating activities	5,146	39,381
Expenditures for drydocking	(23,312)	(16,374)

Net operating cash flow	203,002	227,754

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	420,626	119,400
Scheduled repayments of long-term debt (note 6)	(86,230)	(62,311)
Prepayments of long-term debt	(125,561)	(309,235)
Advance from joint venture partner	14,500	—
Repayment of advance from joint venture partner	(14,500)	—
Repayment of long-term debt relating to Dropdown Predecessor relating to Falcon Spirit (note 9c)	—	(32,834)
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras (note 9d)	2,000	—
Distribution to Teekay Corporation for the acquisition of Falcon Spirit (note 9c)	—	(11,295)
Equity contribution from Teekay Corporation to Dropdown Predecessor(note 14b)	—	19,172
Purchase of 49% interest in Teekay Offshore Operating L.P. (note 9b)	(160,000)	—
Purchase of Peary Spirit LLC (note 9a)	(37,730)	—
Equity contribution from joint venture partner	3,750	233
Proceeds from issuance of common units (note 13)	20,408	237,041
Expenses of equity offerings	(119)	(11,117)
Cash distributions paid by the Partnership	(95,329)	(60,579)
Cash distributions paid by subsidiaries to non-controlling interests	(33,475)	(58,969)
Other	(658)	(1,025)

Net financing cash flow	(92,318)	(171,519)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(145,538)	(5,811)
Proceeds from sale of vessels and equipment	13,354	—
Investment in direct financing lease assets	316	(887)
Direct financing lease payments received	15,636	17,181

Net investing cash flow	(116,232)	10,483

(Decrease) increase in cash and cash equivalents	(5,548)	66,718
Cash and cash equivalents, beginning of the period	166,483	109,407

Cash and cash equivalents, end of the period	160,935	176,125

Supplemental cash flow disclosure (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
				Other			Redeemable
				Comprehensive	Non-		Non-
	Limited Partner		General	Income (Loss)	controlling	Total	controlling
	Common		Partner	(Note 10)	Interest	Equity	Interest
	Units	$	$	$	$	$	$

Balance as at December 31, 2010	55,238	540,355	16,473	745	170,876	728,449	41,725

Net (loss) income	—	(66,433)	3,376	—	18,360	(44,697)	—
Reclassification of redeemable non-controlling interest in net (loss) income	—	—	—	—	(4,147)	(4,147)	4,147
Unrealized net gain on qualifying cash flow hedging instruments (note 10)	—	—	—	(130)	730	600	—
Realized net gain on qualifying cash flow hedging instruments (note 10)	—	—	—	(1,763)	(285)	(2,048)	—
Cash distributions	—	(89,395)	(5,934)	—	(26,750)	(122,079)	(6,725)
Contribution of capital from joint venture partner	—	—	—	—	3,750	3,750	—
Contribution of capital from Teekay Corporation to — Rio das Ostras (note 9d)	—	1,960	40	—	—	2,000	—
Equity offering (note 9b, 13)	8,276	241,623	4,933	—	—	246,556	—
Purchase of 49% of Teekay Offshore Operating L.P. (note 9b, 13)	—	(254,237)	(5,189)	1,162	(128,003)	(386,267)	—
Conversion of intercorporate debt to equity (note 9a)	—	—	—	—	36,905	36,905	—
Purchase of Peary Spirit LLC (note 9a)	—	(5,387)	(110)	—	(32,233)	(37,730)	—

Balance as at September 30, 2011	63,514	368,486	13,589	14	39,203	421,292	39,147

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Net loss	(75,375)	(25,960)	(44,697)	(10,454)

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments (note 10)	(2,412)	7,282	600	(3,442)
Realized net (gain) loss on qualifying cash flow hedging instruments (note 10)	(537)	1,631	(2,048)	3,102
Pension adjustment	—	(323)	—	(909)

Other comprehensive (loss) income	(2,949)	8,590	(1,448)	(1,249)

Comprehensive loss	(78,324)	(17,370)	(46,145)	(11,703)

Non-controlling interest in comprehensive (loss) income	(296)	(1,303)	18,805	(2,183)
Dropdown Predecessor’s interest in comprehensive (loss) income (note 2)	—	(16,294)	—	(17,463)
Partners’ interest in comprehensive (loss) income	(78,028)	227	(64,950)	7,943

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described in Note 2 below and variable interest entities (or VIEs) for which Teekay Offshore Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted; therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2010, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Dropdown Predecessor

On April 1, 2010, the Partnership acquired from Teekay Corporation a floating storage and off-take (or FSO) unit, the Falcon Spirit, together with its time-charter-out contract. This transaction was accounted for as a business acquisition between entities under common control. As a result, the Partnership’s consolidated statements of loss, cash flows and comprehensive loss for the nine months ended September 30, 2010 include the results of the acquired vessel (referred to herein, together with the results of the Cidade de Rio das Ostras (or Rio das Ostras) and Amundsen Spirit, described below, as the Dropdown Predecessor), from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. The vessel began operations under the ownership of Teekay Corporation on December 15, 2009. The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Falcon Spirit decreased the Partnership’s net loss and comprehensive loss by $0.9 million for the nine months ended September 30, 2010.

On October 1, 2010, the Partnership acquired from Teekay Corporation a floating production, storage and off-loading (or FPSO) unit, the Rio das Ostras. This transaction was accounted for as a business acquisition between entities under common control. As a result, the Partnership’s consolidated statements of loss and comprehensive loss for the three and nine months ended September 30, 2010 and the Partnership’s statement of cash flow for the nine months ended September 30, 2010 have been retroactively adjusted to include the results of the Rio das Ostras FPSO unit from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. Teekay Corporation had an 82% interest in the Rio das Ostras FPSO unit when it commenced operations on April 1, 2008. Teekay Corporation acquired the remaining 18% interest on June 30, 2008. Adjusting the Partnership’s financial statements to account for the common control transfer of the Rio das Ostras FPSO unit increased the Partnership’s net loss and comprehensive loss by $7.5 million and $7.0 million, respectively, for the three months ended September 30, 2010 and increased the Partnership’s net loss and comprehensive loss by $8.3 million and $9.1 million, respectively, for the nine months ended September 30, 2010.

On October 1, 2010, the Partnership acquired from Teekay Corporation a shuttle tanker unit, the Amundsen Spirit. This transaction was accounted for as a business acquisition between entities under common control. As a result, the Partnership’s consolidated statements of loss and comprehensive loss for the three and nine months ended September 30, 2010 and the Partnership’s statement of cash flow for the nine months ended September 30, 2010 have been retroactively adjusted to include the results of the Amundsen Spirit shuttle tanker from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. Adjusting the Partnership’s financial statements to account for the common control transfer of the Amundsen Spirit shuttle tanker increased the Partnership’s net loss and comprehensive loss by $9.3 million, for the three months and nine ended September 30, 2010.

The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the Dropdown Predecessor. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense attributable to the Dropdown Predecessor.

3.	Adoption of New Accounting Policies

In January 2011, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When a vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this standard did not have an impact on the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

On September 30, 2011, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, that provides the Partnership with the option of performing a qualitative assessment before performing the first step of its current two-step goodwill impairment test. If the Partnership determines, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if the Partnership concludes otherwise, the existing two-step goodwill impairment test is performed. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

4.	Financial Instruments
a)	Fair Value Measurements

For a description on how the Partnership estimates fair value, see Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2010. The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		September 30, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level (1)	$	$	$	$
Cash and cash equivalents		160,935	160,935	166,483	166,483
Due from affiliates (note 9g)		7,258	7,258	19,135	19,135
Due to affiliates (note 9g)		(39,560)	(39,560)	(67,390)	(67,390)
Long-term debt (note 6)		(1,925,204)	(1,841,085)	(1,717,140)	(1,620,355)
Derivative instruments (note 10)
Interest rate swap agreements	Level 2	(262,427)	(262,427)	(175,784)	(175,784)
Cross currency swap agreement	Level 2	3,850	3,850	4,233	4,233
Foreign currency forward contracts	Level 2	2,567	2,567	6,909	6,909

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that is recorded at fair value on a recurring basis.

The Partnership has determined that there were no non-financial assets or non-financial liabilities carried at fair value at September 30, 2011 and December 31, 2010, except for two conventional tankers and one shuttle tanker, which were written down to estimated fair values of $28.9 million at September 30, 2011, and one shuttle tanker that was written down to its estimated fair value of $11.0 million at December 31, 2010. The fair values of the vessels were determined based on directly observable inputs (level 2).

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

			September 30, 2011	December 31, 2010
	Credit Quality Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	55,618	71,570

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
5.	Segment Reporting
The following tables include results for the Partnership’s segments for the periods presented in these consolidated financial statements:

	Shuttle		Conventional
	Tanker		Tanker		FSO		FPSO
	Segment		Segment		Segment		Segment		Total
	Three Months Ended September 30,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	$	$	$	$	$	$	$	$	$	$
Revenues	145,647	133,375	37,082	26,284	15,105	17,031	42,066	34,176	239,900	210,866
Voyage expenses	22,822	24,625	7,882	4,168	392	254	—	—	31,096	29,047
Vessel operating expenses	40,327	34,263	5,965	6,144	7,164	8,296	18,185	18,333	71,641	67,036
Time-charter hire expense	18,620	20,352	—	—	—	—	—	—	18,620	20,352
Depreciation and amortization	29,102	27,569	5,572	7,239	2,945	3,479	9,284	8,892	46,903	47,179
General and administrative (1)	12,449	11,447	1,021	1,040	674	837	3,499	3,514	17,643	16,838
Write-down of vessels	8,319	—	15,642	—	—	—	—	—	23,961	—

Income from vessel operations	14,008	15,119	1,000	7,693	3,930	4,165	11,098	3,437	30,036	30,414

	Shuttle		Conventional
	Tanker		Tanker		FSO		FPSO
	Segment		Segment		Segment		Segment		Total
	Nine Months Ended September 30,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	$	$	$	$	$	$	$	$	$	$

Revenues	423,062	419,663	110,299	84,280	47,543	56,100	126,912	111,240	707,816	671,283
Voyage expenses	67,562	83,710	20,567	14,661	1,004	579	—	—	89,133	98,950

Vessel operating expenses	123,221	100,772	17,802	17,515	23,723	25,121	57,222	48,124	221,968	191,532
Time-charter hire expense	57,072	68,814	—	—	—	—	—	—	57,072	68,814

Depreciation and amortization	85,238	81,804	17,174	18,902	9,117	12,725	27,107	26,680	138,636	140,111
General and administrative (1)	38,128	34,310	3,528	3,372	2,979	2,856	9,895	9,282	54,530	49,820
Loss on sale of vessel	—	—	—	—	171	—	—	—	171	—
Write-down of vessels	8,319	—	24,736	—	—	—	—	—	33,055	—
Restructuring charge	1,227	119	—	—	2,697	—	—	—	3,924	119

Income from vessel operations	42,295	50,134	26,492	29,830	7,852	14,819	32,688	27,154	109,327	121,937

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2011	December 31, 2010
	$	$
Shuttle tanker segment	1,734,803	1,711,341
Conventional tanker segment	256,524	304,655
FSO segment	107,165	119,844
FPSO segment	502,385	513,886
Unallocated:
Cash and cash equivalents	160,935	166,483
Other assets	31,372	26,417

Consolidated total assets	2,793,184	2,842,626

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
6.	Long-Term Debt

	September 30, 2011	December 31, 2010
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,217,858	1,066,909
Norwegian Kroner Bond due in 2013	102,290	103,061
U.S. Dollar-denominated Term Loans due through 2018	245,892	244,958
U.S. Dollar-denominated Term Loans due through 2023	359,164	302,212

Total	1,925,204	1,717,140
Less current portion	145,108	152,096

Long-term portion	1,780,096	1,565,044

As at September 30, 2011, the Partnership had nine long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1,343.1 million, of which $125.3 million was undrawn. The total amount available under the revolving credit facilities reduces by $74.4 million (remainder of 2011), $183.4 million (2012), $323.0 million (2013), $659.4 million (2014), $17.5 million (2015) and $85.4 million (thereafter). Six of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to the Partnership covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of the Partnership’s vessels, together with other related security.

On November 30, 2010, the Partnership issued NOK 600 million ($102.3 million) of senior unsecured bonds that mature in November 2013 in the Norwegian bond market. The Partnership capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet, and is amortized over the term of the senior unsecured bonds. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap and an interest rate swap to swap the interest payments from NIBOR to a fixed rate of 1.12% and principal from Norwegian Kroner to US dollars. The LIBOR rate receivable from the interest rate swap is capped at 3.5% (see Note 10).

As at September 30, 2011, six of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $245.9 million. One of the term loans was entered into during the three months ended September 30, 2011. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the six vessels to which the loans relate, together with other related security. As at September 30, 2011, the Partnership had guaranteed $78.0 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $123.0 million and $44.9 million, respectively.

As at September 30, 2011, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, and the Rio das Ostras FPSO unit which in aggregate totaled $359.2 million. For the term loans for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $29.1 million bullet payment due 2022 and 2023, respectively. The term loans for the Rio das Ostras and the Peary Spirit reduce over time with quarterly and semi-annual payments, respectively. These four term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security and are guaranteed by Teekay Corporation.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At September 30, 2011, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at September 30, 2011 was 1.6%. This rate does not include the effect of the Partnership’s interest rate swaps (see Note 10).

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2011 are $24.5 million (remainder of 2011), $208.5 million (2012), $464.2 million (2013), $809.6 million (2014), $64.3 million (2015), and $354.1 million (thereafter).

As at September 30, 2011, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.
7.	Restructuring Charge

During the three months ended March 31, 2011, the Partnership sold the FSO unit, Karratha Spirit, and the time-charter-out contract for the Basker Spirit was terminated. The Partnership committed to plans for termination of the employment of certain seafarers of the two vessels. Under the plans, the Partnership recorded restructuring charges of $3.9 million in the nine months ended September 30, 2011.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
8.	Other Income — Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Volatile organic compound emissions plant lease income	719	1,154	2,501	3,874
Miscellaneous	247	470	934	1,640

Other income — net	966	1,624	3,435	5,514

9.	Related Party Transactions and Balances
a)
On August 2, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Peary Spirit, which is on a time charter to Statoil ASA, for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation was converted to equity of the vessel entity and is treated as a non-cash transaction in the Partnership’s statement of cash flow.

b)
On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in Teekay Offshore Operating L.P. (or OPCO) for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of the Partnership’s common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement (see Note 13). The acquisition increased the Partnership’s ownership of OPCO to 100%. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

c)
On April 1, 2010, the Partnership acquired Teekay Corporation’s 100% interest in an FSO unit, the Falcon Spirit, together with its time-charter-out contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units. The Falcon Spirit is chartered to a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time-charter-out contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The acquisition consisted of the Partnership acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $11.3 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $32.8 million.

For the nine months ended September 30, 2010, $0.3 million of general and administrative expenses (consisting primarily of vessel management fees and legal and professional fees) and $0.4 million of interest expense from credit facilities that were used to finance the acquisition of the Falcon Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

d)
On October 1, 2010, the Partnership acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. The purchase agreement provides that Teekay Corporation shall reimburse the Partnership for upgrade costs in excess of the upgrade estimate as of the closing date. During the nine months ended, September 30, 2011, Teekay Corporation reimbursed the Partnership for $2.0 million, of such upgrade costs, which is reflected as a capital contribution.

For the three and nine months ended September 30, 2010, the following costs attributable to the operations of the Rio das Ostras were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $2.1 million and $5.4 million, respectively.

•	Interest expense from credit facilities that were used to finance the acquisition of the Rio das Ostras of $0.9 million and $2.2 million, respectively.

•	Gains from changes in the foreign exchange rate on the foreign exchange forward contracts of $0.9 million and $0.1 million, respectively, is reflected in other comprehensive (loss) income.
e)
On October 1, 2010, OPCO acquired from Teekay Corporation the newbuilding shuttle tanker, the Amundsen Spirit, which is on a time charter to Statoil ASA, for a purchase price of $128.0 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units by OPCO of $17.0 million and $17.7 million with cash. The excess of $31.2 million of the purchase price over the book value of the net assets of ($3.5) million, which includes the fair value of an interest rate swap of ($25.9) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $32.7 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The following costs attributable to the operations of the Amundsen Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	General and administrative expenses (consisting primarily of vessel management fees) of $0.2 million for the three and nine months ended September 30, 2010.

•
Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Amundsen Spirit of $0.3 million for the three and nine months ended September 30, 2010.

•
Teekay Corporation entered into an interest rate swap to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance its acquisition of the Amundsen Spirit. The realized and unrealized gains (losses) on this interest rate swap allocated to the Partnership is ($5.6) million for the three and nine months ended September 30, 2010. This amount is reflected in the realized and unrealized gains (losses) on non-designated derivative instruments.

f)
During the three and nine months ended, September 30, 2011, nine conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. In addition, during the three and nine months ended, September 30, 2011, one and two, respectively, shuttle tankers of the Partnership were employed on short-term contracts with subsidiaries of Teekay Corporation. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Revenues (expenses) from such related party transactions were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Revenues(1)	44,716	33,437	132,817	103,753
Vessel operating expenses(2)	(938)	(1,142)	(3,820)	(3,379)
General and administrative(3)(4)(5)	(14,653)	(12,852)	(44,797)	(37,108)
Interest expense(6)	—	(1,151)	—	(4,199)
Realized and unrealized loss on non-designated derivative instruments(7)	—	(5,658)	—	(5,658)
OCI(8)	—	900	—	131

(1)
Revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation. The three and nine months ended September 30, 2011 includes $1.2 million recovered from Teekay Corporation for fines accrued in respect of the Rio das Ostras which relate to a period prior to the acquisition of the unit by the Partnership.

(2)	Crew training fees charged from Teekay Corporation.

(3)	Commercial, technical, strategic and administrative management fees charged by Teekay Corporation.

(4)
Amounts include $0.1 million and $0.5 million, respectively, during the three and nine months ended September 30, 2011, and $0.1 million and $0.4 million, respectively, during the three and nine months ended September 30, 2010 of reimbursements of costs incurred by the General Partner.

(5)
Amounts are net of $1.1 million and $3.2 million, respectively, during the three and nine months ended September 30, 2011, and $0.9 million and $2.7 million, respectively, during the three and nine months ended September 30, 2010 of management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.

(6)	Interest paid to Teekay Corporation for financing the Partnership’s acquisition of an FPSO unit and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor.

(7)	Realized/Unrealized losses on interest rate swaps allocated from Teekay Corporation as a result of the Dropdown Predecessor.

(8)	Other comprehensive income (or OCI) relating to hedging and designated foreign currency forward contracts allocated from Teekay Corporation as a result of the Dropdown Predecessor.
g)
At September 30, 2011, due from affiliates totaled $7.3 million (December 31, 2010 - $19.1 million) and due to affiliates totaled $39.6 million (December 31, 2010 — $67.4 million). Due to and from affiliates are non-interest bearing and unsecured obligations, and are expected to be settled within the next fiscal year in the normal course of operations.

10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at September 30, 2011, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in Foreign	Amount of Asset/(Liability)		Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)		Forward	2011	2012	2013
	(thousands)	Hedge	Non-hedge	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	735,000	620	1,808	6.06	12,582	89,295	19,560
British Pound	9,740	—	(15)	0.64	1,045	11,790	2,322
Euro	7,700	—	154	0.76	3,976	6,176	—

		620	1,947		17,603	107,261	21,882

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership incurs interest expense on its Norwegian Kroner-denominated bonds. The Partnership entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at September 30, 2011, the Partnership was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin of 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The positive fair value of the cross currency swap as at September 30, 2011 was $3.9 million. The Partnership has not designated, for accounting purposes, the cross currency swap as a hedge.

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at September 30, 2011, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	800,000	(180,703)	11.9	4.6
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	664,962	(80,532)	5.8	4.0
U.S. Dollar-denominated interest rate swap (2)(4)	LIBOR	98,500	(1,192)	2.2	1.1

		1,563,462	(262,427)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2011, ranged between 0.30% and 3.25%.

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.

(4)	The LIBOR rate receivable is capped at 3.5%.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Tabular disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	Receivable	assets	assets	liabilities	liabilities	liabilities
As at September 30, 2011
Foreign currency contracts — cash flow hedges	—	1,113	—	—	—	(493)
Foreign currency contracts — not designated as hedges	—	3,290	450	—	(1,076)	(717)
Cross currency swap — not designated as hedges	240	1,832	1,778	—	—	—
Interest rate swaps — not designated as hedges	—	—	—	(10,675)	(44,982)	(206,770)

	240	6,235	2,228	(10,675)	(46,058)	(207,980)

As at December 31, 2010
Foreign currency contracts — cash flow hedges	—	1,606	718	—	(47)	—
Foreign currency contracts — not designated as hedges	—	2,543	2,481	—	(361)	(31)
Cross currency swap — not designated as hedges	—	2,031	2,003	199	—	—
Interest rate swaps — not designated as hedges	—	—	—	(10,939)	(45,385)	(119,460)

	—	6,180	5,202	(10,740)	(45,793)	(119,491)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive loss, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended September 30, 2011				Three Months Ended September 30, 2010
Balance				Balance
Sheet	Statement of Loss			Sheet	Statement of Loss
(AOCI)		Ineffective		(AOCI)		Ineffective
Effective Portion	Effective Portion	Portion		Effective Portion	Effective Portion	Portion

(2,412)	53	(33)	Vessel operating expenses	7,282	(227)	(428)	Vessel operating expenses

	484	(109)	General and administrative expenses		(1,404)	410	General and administrative expenses

(2,412)	537	(142)		7,282	(1,631)	(18)

Nine Months Ended September 30, 2011				Nine Months Ended September 30, 2010
Balance				Balance
Sheet	Statement of Loss			Sheet	Statement of Loss
(AOCI)		Ineffective		(AOCI)		Ineffective
Effective Portion	Effective Portion	Portion		Effective Portion	Effective Portion	Portion

600	833	(300)	Vessel operating expenses	(3,442)	(230)	(2,750)	Vessel operating expenses

	1,215	90	General and administrative expenses		(2,872)	(1,144)	General and administrative expenses

600	2,048	(210)		(3,442)	(3,102)	(3,894)

As at September 30, 2011, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at September 30, 2011, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.6 million of net gains on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of loss. The effect of the (loss) gain on derivatives not designated as hedging instruments on the consolidated statements of loss is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(14,889)	(11,387)	(42,360)	(36,231)
Foreign currency forward contracts	1,950	(150)	3,572	(645)

	(12,939)	(11,537)	(38,788)	(36,876)

Unrealized (losses) gains relating to:
Interest rate swaps	(80,702)	(33,637)	(86,906)	(86,776)
Foreign currency forward contracts	(6,858)	7,983	(2,685)	4,123

	(87,560)	(25,654)	(89,591)	(82,653)

Total realized and unrealized losses on non-designated derivative instruments	(100,499)	(37,191)	(128,379)	(119,529)

Realized and unrealized gains (losses) of the cross currency swap are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of loss. For the three and nine months ended September 30, 2011, unrealized losses of ($9.8) million and ($0.4) million, respectively, (2010 — $nil for both periods), and realized gains of $0.8 million and $2.2 million, respectively, (2010 — $nil for both periods) were recognized in earnings.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

11.	Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Current	(392)	(374)	(2,233)	(4,090)
Deferred	3,920	(8,405)	71	12,675

Income tax recovery (expense)	3,528	(8,779)	(2,162)	8,585

12.	Commitments and Contingencies
a)
During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to the Partnership for a 33% equity interest in the subsidiary. The equity issuance by the subsidiary resulted in a dilution loss of $7.4 million. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2011.

b)
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

c)
In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers to be constructed by Samsung Heavy Industries in South Korea for a total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at September 30, 2011, payments made towards these commitments totaled $44.6 million and the remaining payments required to be made under these newbuilding contracts are $78.1 million (2012) and $323.3 million (2013). Upon their scheduled delivery in mid- to late-2013, the vessels will commence operations under 10-year, fixed-rate time-charter-out contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
13.	Partners’ Equity and Net (Loss) Income Per Common Unit
Private Placement

On March 8, 2011, the Partnership issued 7.6 million common units to Teekay Corporation and a 2% proportionate interest to the General Partner as part of the consideration for the Partnership’s acquisition of the remaining 49% interest in OPCO (see Note 9b). As a result of the transaction, Teekay Corporation’s ownership of the Partnership was increased from 28.26% to 36.90%, including the General Partner’s 2% interest.

On July 7 2011, the Partnership issued 0.7 million common units to an institutional investor for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $20.4 million. Upon completion of the private placement, the Partnership had 63.5 million common units outstanding. The Partnership used the proceeds from the issuance of common units to partially finance the shipyard installments for the four Suezmax newbuilding shuttle tankers. As a result of the transaction, Teekay Corporation’s ownership of the Partnership was decreased from 36.90% to 36.51%, including the General Partner’s interest 2%.

Net (Loss) Income Per Common Unit

Net (loss) income per common unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of common units outstanding during the applicable period.

The General Partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

During the quarters ended September 30, 2011 and 2010, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net (loss) income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
14.	Supplemental Cash Flow Information
a)
The Partnership’s consolidated statement of cash flows for the nine months ended September 30, 2010 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessor, see Note 9.

b)	Contribution of capital from Teekay Corporation to the Dropdown Predecessor is as follows:

	Nine months ended	Nine months ended
	September 30,	September 30,
	2011	2010
	$	$
Relating to Falcon Spirit	—	805
Relating to Rio das Ostras	—	14,868
Relating to Amundsen Spirit	—	3,499

	—	19,172

c)	The contribution from the non-controlling interest owner described in Note 12a has been accounted for as a non-cash transaction in the Partnership’s consolidated statement of cash flows.
15.	Write-down of Vessels

The Partnership’s consolidated statements of loss for the three and nine months ended September 30, 2011 include total write-downs of $24.0 million and $33.1 million, respectively, for impairment on three conventional tankers and one shuttle tanker.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

In the third quarter of 2011, the Partnership determined it was appropriate to write-down one shuttle tanker as a result of the age of the vessel, the requirements for shuttle tankers operating in the North Sea, and recent economic developments. The fair value of the shuttle tanker was calculated based on the estimated scrap value of the tanker. In the same quarter, the Partnership determined it was appropriate to write-down two conventional tankers, the Luzon Spirit and Leyte Spirit, due to the expiration of their time-charter contracts in December 2011 and the weak tanker market, which has largely been caused by an over supply of vessels relative to demand. The fair values of the Luzon Spirit and Leyte Spirit were calculated based on the estimated scrap value of the tankers. In August 2011, the Partnership terminated a conventional tanker’s, the Scotia Spirit, existing charter contract and sold the vessel. In the second quarter of 2011, the value of the Scotia Spirit was written down to its estimated sales price.

The write-downs for the three and nine months ended September 30, 2011 for the conventional tanker segment were $15.7 million and $24.8 million, respectively, and for the shuttle tanker segment was $8.3 million.

16.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Partnership on January 1, 2012. The Partnership is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

17.	Subsequent Events
a)
On October 1, 2011 the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for approximately $116 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues generated during the two years following the acquisition.

b)
On November 10, 2011 the Partnership announced that Teekay Corporation and the Partnership intend for the Partnership to acquire the Piranema FPSO unit directly from Sevan Marine ASA (or Sevan) for approximately $165 million, subject to certain working capital adjustments.

On November 10, 2011 the Partnership announced that it has agreed to sell approximately 7.1 million common units in a private placement to a group of institutional investors for proceeds of approximately $170 million (excluding its general partner’s proportionate capital contribution), subject to the acquisition of the Piranema FPSO unit.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2011
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are an international provider of marine transportation, oil production and storage services to the offshore oil industry. We operate shuttle tankers, floating storage and off-take (or FSO) units, floating production, storage and off-loading (or FPSO) units and conventional crude oil tankers. Our current fleet consists of 40 shuttle tankers (including four chartered-in vessels, and four committed newbuildings), two FPSO units, five FSO units and 10 conventional oil tankers.
SIGNIFICANT DEVELOPMENTS
On March 8, 2011, we acquired the remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO) from Teekay Corporation for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and 7.6 million of common units (and associated general partner interest) to Teekay Corporation.
In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers, which upon their scheduled delivery in mid- to late-2013, will commence operations under ten-year, fixed-rate time-charter-out contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.
On July 7, 2011, we issued 0.7 million common units to an institutional investor in a private placement for net proceeds of $20.4 million (including our general partner’s $0.4 million proportionate capital contribution). We used the proceeds from the issuance of common units to partially finance the shipyard installments for four Suezmax newbuilding shuttle tankers.
On August 2, 2011, we acquired from Teekay Corporation a newbuilding shuttle tanker, the Peary Spirit, which is on a time charter to Statoil ASA, for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash.
On October 1, 2011 we acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for approximately $116 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues secured during the two years following the acquisition.
On November 10, 2011 we announced that we intend to acquire the Piranema FPSO unit directly from Sevan Marine ASA (or Sevan) for approximately $165 million, subject to certain working capital adjustments. The 2007-built Piranema FPSO unit is currently operating under a long-term charter to Petrobras S.A. on the Piranema field located offshore Brazil. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options and includes cost escalation clauses.
On November 10, 2011 we announced that we have agreed to sell approximately 7.1 million common units in a private placement to a group of institutional investors for proceeds of approximately $170 million (excluding our general partner’s proportionate capital contribution), subject to the acquisition of the Piranema FPSO unit. We intend to use the proceeds from the sale of common units to partially finance the acquisition of the Piranema FPSO unit and to partially fund our previously announced acquisition of four newbuilding shuttle tankers that are scheduled to deliver in mid-2013. We expect that the proposed acquisition of the Piranema FPSO unit and the closing of the private equity placement would occur concurrently during the fourth quarter of 2011.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts with remaining durations of three years or greater. We also may acquire other vessels that Teekay Corporation may offer us from time to time in the future.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl AS (or Teekay Petrojarl), a wholly owned subsidiary of Teekay Corporation, prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO unit would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.
In October, 2010, Teekay Corporation announced that it had signed a contract with Petroleo Brasileiro SA (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker at Sembcorp Marine’s Jurong Shipyard in Singapore, for a total estimated cost of approximately $370 million. This new FPSO unit is scheduled to deliver in mid-2012, when it will commence operations under a nine-year, fixed-rate time-charter-out contract with Petrobras with six additional one-year extension options exercisable by Petrobras. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO unit at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter to Petrobras.
In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. As part of the joint venture agreement, Odebrecht is a 50% partner in the Tiro Sidon FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities which, if awarded, may result in the future sale of additional FPSO units to us pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a new contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newly-built FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter, which is expected to occur during the first quarter of 2014.
The remaining two Sevan FPSO units, the Sevan Hummingbird (which is currently operating under a short-term charter contract), and the Sevan Voyageur (which is currently undergoing an upgrade) initially would be acquired by Teekay Corporation. If acquired by Teekay Corporation, both FPSO units would be eligible to be acquired by us upon commencement of charter contracts with an initial firm period of greater than three years in duration.
RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 — “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 — Financial Statements: Note 5 — Segment Reporting.
We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.
Shuttle Tanker Segment
As at September 30, 2011, our shuttle tanker fleet consisted of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and five were chartered-in. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time. During the three months ended September 30, 2011, our shuttle tankers earned revenues from short-term offshore projects, which may not be repeated. We also have four newbuilding shuttle tankers on order which are to deliver mid to late 2013.
The following table presents our shuttle tanker segment’s operating results for the three and nine months ended September 30, 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2011 and 2010 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	145,647	133,375	9.2
Voyage expenses	22,822	24,625	(7.3)

Net revenues	122,825	108,750	12.9
Vessel operating expenses	40,327	34,263	17.7
Time-charter hire expense	18,620	20,352	(8.5)
Depreciation and amortization	29,102	27,569	5.6
General and administrative (1)	12,449	11,447	8.8
Write-down of vessel	8,319	—	—

Income from vessel operations	14,008	15,119	(7.3)

Calendar-Ship-Days
Owned Vessels	2,787	2,639	5.6
Chartered-in Vessels	505	577	(12.5)

Total	3,292	3,216	2.4

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	423,062	419,663	0.8
Voyage expenses	67,562	83,710	(19.3)

Net revenues	355,500	335,953	5.8
Vessel operating expenses	123,221	100,772	22.3
Time-charter hire expense	57,072	68,814	(17.1)
Depreciation and amortization	85,238	81,804	4.2
General and administrative (1)	38,128	34,310	11.1
Write-down of vessel	8,319	—	—
Restructuring charge	1,227	119	931.1

Income from vessel operations	42,295	50,134	(15.6)

Calendar-Ship-Days
Owned Vessels	8,259	7,652	7.9
Chartered-in Vessels	1,539	1,877	(18.0)

Total	9,798	9,529	2.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

We acquired the Amundsen Spirit newbuilding shuttle tanker from Teekay Corporation in October 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Amundsen Spirit has been included for accounting purposes in our results as if it was acquired on July 30, 2010, when the vessel began operations under the ownership of Teekay Corporation. For information about the Dropdown Predecessor, please read Note 2 to our Consolidated Financial Statements included in this report.
We consolidated the Peary Spirit newbuilding shuttle tanker as a variable interest entity in our consolidated financial statements since October 1, 2010. On August 2, 2011, we acquired Teekay Corporation’s 100% interest in the Peary Spirit LLC.
The average size of our owned shuttle tanker fleet for the three and nine months ended September 30, 2011 increased compared to the same periods last year, primarily due to:
•
the purchase from Teekay Corporation of three newbuilding shuttle tankers, the Amundsen Spirit, the Nansen Spirit and the Peary Spirit, in October 2010, December 2010 and August 2011, respectively (or the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions); and

•	the acquisition of one previously time-chartered-in vessel in February 2010 by our majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).
The average size of our chartered-in shuttle tanker fleet decreased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:
•	the redelivery of two time-chartered-in vessels to their owners in February 2010 and November 2010, respectively; and
•	the 2010 Shuttle Tanker Acquisition.
Net Revenues. Net revenues increased for the three months ended September 30, 2011 from the same period last year, primarily due to:
•	an increase of $14.5 million for the three months ended September 30, 2011 due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;
•
an increase of $5.2 million for the three months ended September 30, 2011 due to an increase in revenues in our time-chartered-out fleet from entering into a new contract and an increase in rates as provided in certain bareboat and time-charter-out contracts,

•	an increase of $3.2 million for the three months ended September 30, 2011 from short-term offshore projects in the North Sea, which require the use of shuttle tankers; and
•
an increase of $1.1 million for the three months ended September 30, 2011 related to an increase in reimbursable bunker costs as provided for in new contracts during 2010, partially offset by higher bunkers costs as compared to the same period last year; and

partially offset by
•
a decrease of $6.5 million for the three months ended September 30, 2011 due to fewer revenue days from our contract of affreightment shuttle fleet from the declining oil production at mature oil fields in the North Sea compounded by less opportunities from prior year to trade this excess capacity in the fleet in the conventional spot tanker market as a result of decreased demand for conventional crude transportation; and

•	a decrease of $3.4 million for the three months ended September 30, 2011 due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract.
Net Revenues. Net revenues increased for the nine months ended September 30, 2011 from the same period last year, primarily due to:
•	an increase of $33.7 million for the nine months ended September 30, 2011 due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;
•
an increase of $10.6 million for the nine months ended September 30, 2011 due to an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain bareboat and time-charter-out contracts;

•	an increase of $1.6 million for the nine months ended September 30, 2011 from short-term offshore projects in the North Sea, which require the use of shuttle tankers;
•
an increase of $0.5 million for the nine months ended September 30, 2011 related to increase in reimbursable bunker costs as provided for in new contracts during 2010, partially offset by higher bunkers costs as compared to the same period last year; and

•	an increase of $0.4 million for the nine months ended September 30, 2011 compared to the same period last year due to less repair off-hire days in our time-chartered-out fleet;
partially offset by
•
a decrease of $20.4 million for the nine months ended September 30, 2011 due to fewer revenue days from our contract of affreightment shuttle fleet from the declining oil production at mature oil fields in the North Sea compounded by less opportunities from prior year to trade this excess capacity in the fleet in the conventional spot tanker market as a result of decreased demand for conventional crude transportation; and

•	a decrease of $7.2 million for the nine months ended September 30, 2011 due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:
•	an increase of $4.6 million for the nine months ended September 30, 2011 in crew and manning costs as compared to the same period last year resulting primarily from a planned increase in wages;
•	increases of $3.9 million and $11.6 million, respectively, for the three and nine months ended September 30, 2011, due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions; and
•
increases of $2.9 million and $8.9 million, respectively, for the three and nine months ended September 30, 2011, due to an increase in the number of vessels drydocked, and costs related to services and spares. Certain repair and maintenance items are more efficient to complete while a vessel is in drydock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels drydocked;

partially offset by
•	decreases of $0.3 million and $1.1 million, respectively, for the three and nine months ended September 30, 2011 relating to the settlement of a claim by a customer in 2010; and
•
decreases of $0.1 million and $1.5 million, respectively, for the three and nine months ended September 30, 2011, relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:
•
decreases of $3.7 million and $12.7 million, respectively, for the three and nine months ended September 30, 2011, due to the redelivery of two time-chartered-in vessels to their owners in February 2010 and November 2010; and

•	a decrease of $2.3 million for the nine months ended September 30, 2011 due to the 2010 Shuttle Tanker Acquisition;
partially offset by
•	increases of $1.1 million and $1.6 million, respectively, for the three and nine months ended September 30, 2011, due to increases in rates on certain contracts in the time-chartered-in fleet;
•	increases of $0.9 million and $1.0 million, respectively, for the three and nine months ended September 30, 2011 due to increased spot in-chartering of vessels; and
•	an increase of $0.6 million for the nine months ended September 30, 2011 due to less off-hire days in the time-chartered-in fleet.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions and the 2010 Shuttle Tanker Acquisition, partially offset by adjustments to the carrying value of certain capitalized drydocking expenditures in 2010.
Restructuring Charges. Restructuring charges were $1.2 million for the nine months ended September 30, 2011 resulting from the termination of the time-charter-out contract of one of our vessels. Restructuring charges were $0.1 million for the nine months ended September 30, 2010, relating to the completion of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009.
Write down of Vessel. Write down of vessel was $8.3 million for the three and nine months ended September 30, 2011, resulting from the impairment of a 1992-built shuttle tanker. We determined it was appropriate to write-down the shuttle tanker as a result of the age of the vessel, the requirements for shuttle tankers operating in the North Sea, and recent economic developments. The fair value of the shuttle tanker was calculated based on the estimated scrap value of the tanker.
Conventional Tanker Segment
As of September 30, 2011, we had a fleet of 10 Aframax conventional crude oil tankers, eight of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture. During December 2011, the fixed-rate time charters of two of our conventional crude oil tankers will expire, whereafter the vessels will trade in the spot tanker market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting in changes in the supply of and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our conventional tanker segment’s operating results for the three and nine months ended September 30, 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2011 and 2010 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	37,082	26,284	41.1
Voyage expenses	7,882	4,168	89.1

Net revenues	29,200	22,116	32.0
Vessel operating expenses	5,965	6,144	(2.9)
Depreciation and amortization	5,572	7,239	(23.0)
General and administrative (1)	1,021	1,040	(1.8)
Write-down of vessels	15,642	—	100.0

Income from vessel operations	1,000	7,693	(87.0)

Calendar-Ship-Days
Owned Vessels (2)	961	1,012	(5.0)

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	110,299	84,280	30.9
Voyage expenses	20,567	14,661	40.3

Net revenues	89,732	69,619	28.9
Vessel operating expenses	17,802	17,515	1.6
Depreciation and amortization	17,174	18,902	(9.1)
General and administrative (1)	3,528	3,372	4.6
Write-down of vessels	24,736	—	100.0

Income from vessel operations	26,492	29,830	(11.2)

Calendar-Ship-Days
Owned Vessels (2)	2,952	3,003	(1.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
The size of our conventional tanker fleet for the three and nine months ended September 30, 2011 decreased compared to the same periods last year, due to the sale of the Scotia Spirit on August 11, 2011.
Net Revenues. Net revenues increased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:
•
increases of $3.8 million and $7.5 million, respectively, for the three and nine months ended September 30, 2011, due to a decrease in the number of off-hire days from scheduled drydockings compared to the same periods last year;

•
net increases of $2.4 million and $11.5 million, respectively, in net bunker revenues for the three and nine months ended September 30, 2011, due to an increase in bunker index prices compared to the same periods last year, decreased off-hire days and lower bunker consumption due to higher idle days; and

•
a net increase of $0.8 million for the three and nine months ended September 30, 2011, due to the time-charter cancellation fee received concurrently with the sale of the Scotia Spirit, partially offset by the decrease in charter revenue as a result of the sale of the Scotia Spirit in August 2011.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months and increased for the nine months ended September 30, 2011 from the same periods last year, primarily due to increases of $0.1 million and $0.5 million, respectively, in crew and manning costs for the three and nine months ended September 30, 2011, resulting primarily from planned increases in wages, partially offset by lower operating expenses of $0.3 million for the three and nine months ended September 30, 2011 relating to the sale of the Scotia Spirit.
Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to an increase in salvage values on certain of our vessels effective at the beginning of 2011, a decrease in drydock amortization expense due to fewer scheduled drydockings in the current quarter, and the sale of the Scotia Spirit.
Write-down of Vessels. Write-down of vessels was $15.6 million and $24.7 million for the three and nine months ended September 30, 2011, respectively. In the third quarter of 2011, we determined it was appropriate to write-down two conventional tankers, the Luzon Spirit and Leyte Spirit, due to the expiration of their time-charter contracts in December 2011, the weak tanker market, which has largely been caused by an over supply of vessels relative to their demand. The fair values of the Luzon Spirit and Leyte Spirit were calculated based on the estimated scrap value of the tankers. In August 2011, we terminated a conventional tanker’s, the Scotia Spirit, existing charter contract and sold the vessel. In the second quarter of 2011, the value of the Scotia Spirit was written down to its estimated sales price.

FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decreases or increases, respectively, in our revenues and decreases or increases, respectively, in vessel operating expenses.
The following table presents our FSO segment’s operating results for the three and nine months ended September 30, 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for the nine months ended September 30, 2011 and 2010 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change
Revenues	15,105	17,031	(11.3)
Voyage expenses	392	254	54.3

Net revenues	14,713	16,777	(12.3)
Vessel operating expenses	7,164	8,296	(13.6)
Depreciation and amortization	2,945	3,479	(15.3)
General and administrative (1)	674	837	(19.5)

Income from vessel operations	3,930	4,165	(5.6)

Calendar-Ship-Days
Owned Vessels	460	552	(16.7)

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change
Revenues	47,543	56,100	(15.3)
Voyage expenses	1,004	579	73.4

Net revenues	46,539	55,521	(16.2)
Vessel operating expenses	23,723	25,121	(5.6)
Depreciation and amortization	9,117	12,725	(28.4)
General and administrative (1)	2,979	2,856	4.3
Loss on sale of vessel	171	—	100.0
Restructuring charge	2,697	—	100.0

Income from vessel operations	7,852	14,819	(47.0)

Calendar-Ship-Days
Owned Vessels	1,441	1,638	(12.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
We acquired the Falcon Spirit FSO unit from Teekay Corporation in April 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Falcon Spirit has been included for accounting purposes in our results as if it was acquired on December 15, 2009, when the vessel began operations under the ownership of Teekay Corporation. For information about the Dropdown Predecessor, please read Note 2 to our Consolidated Financial Statements included in this report.
On March 18, 2011 we sold one of our FSO units, the Karratha Spirit, for proceeds of $5.1 million, resulting in a loss of $0.2 million. As described below, we committed to plans for termination of the employment of certain seafarers of this vessel resulting in restructuring charges.
Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:
•	decreases of $3.6 million and $7.7 million, respectively, for the three and nine months ended September 30, 2011, due to lower revenues related to the sale of the Karratha Spirit in March 2011;
•
a decrease of $4.1 million for the nine months ended September 30, 2011 due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010; and

•	a decrease of $0.9 million for the nine months ended September 30, 2011, due to a one-time reimbursement from a customer for certain crewing costs in the three months ended March 31, 2010;

partially offset by
•
increases of $0.7 million and $3.4 million, respectively, for the three and nine months ended September 30, 2011, due to foreign currency exchange differences as compared to the same periods last year; and

•
increases of $0.5 million and $0.6 million, respectively, for the three and nine months ended September 30, 2011, due to a higher charter rate on the Dampier Spirit as compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:
•	decreases of $3.0 million and $5.9 million, respectively, for the three and nine months ended September 30, 2011 related to the sale of the Karratha Spirit in March 2011;
partially offset by
•
increases of $0.8 million and $1.8 million, respectively, for the three and nine months ended September 30, 2011, due to the weakening of the U.S. Dollar against the Australian Dollar as compared to the same periods last year;

•
increases of $1.2 million and $2.1 million, respectively, for the three and nine months ended September 30, 2011, due to an increase in crew and manning costs as compared to the same periods last year resulting primarily from a planned increase in wages; and

•	an increase of $0.6 million for the nine months ended September 30, 2011 due to an increase in the consumption and use of consumables, lube oil, and freight.
Depreciation and amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:
•	decreases of $0.5 million and $1.0 million, respectively, for the three and nine months ended September 30, 2011 related to the sale of the Karratha Spirit in March 2011; and
•
a decrease of $2.5 million for the nine months ended September 30, 2011 as the costs relating to the conversion of the Navion Saga from a shuttle tanker to an FSO unit were fully depreciated at the end of the fixed term of its contract in April 2010.

Loss on sale of vessel. Loss on sale of vessel for the nine months ended September 30, 2011 relates to the sale of the Karratha Spirit in March 2011.
Restructuring charge. Restructuring charges for the nine months ended September 30, 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011.
FPSO Segment
Our FPSO fleet consists of the Petrojarl Varg and Rio das Ostras, which are owned by us and operate under fixed-rate time charters. FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2011 and 2010 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	42,066	34,176	23.1
Vessel operating expenses	18,185	18,333	(0.8)
Depreciation and amortization	9,284	8,892	4.4
General and administrative (1)	3,499	3,514	(0.4)

Income from vessel operations	11,098	3,437	222.9

Calendar-Ship-Days
Owned Vessels	184	184	—

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	126,912	111,240	14.1
Vessel operating expenses	57,222	48,124	18.9
Depreciation and amortization	27,107	26,680	1.6
General and administrative (1)	9,895	9,282	6.6

Income from vessel operations	32,688	27,154	20.4

Calendar-Ship-Days
Owned Vessels	546	546	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
We acquired the Rio das Ostras from Teekay Corporation in October 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Rio das Ostras has been included for accounting purposes in our results as if it was acquired on April 1, 2008, when Teekay Corporation acquired its initial 82% interest in the Rio das Ostras. For more information about the Dropdown Predecessor, please read Note 2 to our Consolidated Financial Statements included in this report.
Revenues. Revenues increased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:
•
increases of $3.2 million and $5.9 million, respectively, for the three and nine months ended September 30, 2011, due to increased rates on the Rio das Ostras effective April 2011 as provided in the charter contract;

•
increases of $3.0 million and $3.1 million, respectively, for the three and nine months ended September 30, 2011, due to a planned maintenance shutdown for 13 days on the Petrojarl Varg in the third quarter of 2010;

•	increases of $1.7 million and $3.1 million for the three and nine months ended September 30, 2011, due to foreign currency exchange differences as compared to the same periods last year; and
•	an increase of $3.5 million for the nine months ended September 30, 2011, relating to back-pay for services previously rendered to the charterer of the Rio das Ostras.
Vessel Operating Expenses. Vessel operating expenses decreased for the three months and increased for the nine months ended September 30, 2011 from the same periods last year, primarily due to:
•
increases of $2.5 million and $6.1 million, respectively, for the three and nine months ended September 30, 2011, due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year;

•
increases of $1.3 million and $4.6 million, respectively, for the three and nine months ended September 30, 2011, due to increased repairs on the Rio das Ostras while on yard stay and higher consumables and spares;

•	increases of $0.2 million and $2.7 million, respectively, for the three and nine months ended September 30, 2011, due to planned crew and manning wage increases;
partially offset by
•
decreases of $3.7 million and $4.0 million, respectively, for the three and nine months ended September 30, 2011, due to a planned maintenance shutdown for 13 days on the Petrojarl Varg in the third quarter of 2010.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to capital upgrades on the Rio das Ostras for the Aruana field in the first quarter of 2011.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $17.6 million and $54.5 million for the three and nine months ended September 30, 2011, respectively, from $16.8 million and $49.8 million, respectively, for the same periods last year, mainly relating to an increase in management fees payable to subsidiaries of Teekay Corporation for services rendered to us, due to increases in business development costs supporting our direct tenders and a one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants of Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $9.3 million and $26.6 million for the three and nine months ended September 30, 2011, respectively, from $9.7 million and $28.9 million for the same periods last year, primarily due to:
•
decreases of $1.4 million and $4.6 million for the three and nine months ended September 30, 2011, respectively, mainly from lower debt balances relating to the Falcon Spirit FSO unit and the Rio das Ostras FPSO unit (including the Dropdown Predecessor);

•
net decreases of $0.9 million and $4.1 million for the three and nine months ended September 30, 2011, respectively, related to scheduled repayments and prepayments of debt during 2011 and 2010, partially offset by increased debt from the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions (the Peary Spirit newbuilding shuttle tanker was consolidated as a variable interest entity in our consolidated financial statements since October 1, 2010, until August 2, 2011); and

•	a net decrease of $0.5 million for the three and nine months ended September 30, 2011 due to decreased interest rates compared to the same period in the prior year;

partially offset by
•	increases of $2.1 million and $6.2 million for the three and nine months ended September 30, 2011, respectively, from the issuance of NOK 600 million senior unsecured bonds in November 2010; and
•	increases of $0.4 and $0.9 million for the three and nine months ended September 30, 2011, respectively, mainly related to loan costs.
Realized and Unrealized Losses on Non-designated Derivatives. Net realized and unrealized losses on non-designated derivatives were $100.5 million and $128.4 million for the three and nine months ended September 30, 2011, respectively, compared to losses of $37.2 million and $119.5 million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
(in thousands of U.S. dollars)	$	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(14,889)	(11,387)	(42,360)	(36,231)
Foreign currency forward contracts	1,950	(150)	3,572	(645)

	(12,939)	(11,537)	(38,788)	(36,876)

Unrealized (losses) gains relating to:
Interest rate swaps	(80,702)	(33,637)	(86,906)	(86,776)
Foreign currency forward contracts	(6,858)	7,983	(2,685)	4,123

	(87,560)	(25,654)	(89,591)	(82,653)

Total realized and unrealized losses on non-designated derivative instruments	(100,499)	(37,191)	(128,379)	(119,529)

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($0.3) million and ($0.7) million for the three and nine months ended September 30, 2011, respectively, compared to (losses) gains of ($2.6) million and $1.3 million, respectively, for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and nine months ended September 30, 2011, foreign currency exchange (losses) gains include realized gains of $0.8 million and $2.2 million, respectively, (2010 — nil) and unrealized (losses) gains of ($9.8) million and $0.4 million, respectively, (2010 — nil) on the cross currency swap.
Income Tax Recovery (Expense). Income tax recovery (expense) was $3.5 million and ($2.2) million, respectively, for the three and nine months ended September 30, 2011 compared to income tax recovery (expense) of ($8.8) million and $8.6 million, respectively, for the same periods last year. The income tax recoveries (expense) primarily relate to unrealized foreign exchange translation losses (gains).
Other Income. Other income was $1.0 million and $3.4 million, respectively, for the three and nine months ended September 30, 2011 compared to $1.6 million and $5.5 million, respectively, for the same periods last year, which was primarily comprised of leasing income from our volatile organic compound equipment. The leasing income is decreasing as the contracts near completion.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at September 30, 2011, our total cash and cash equivalents were $160.9 million, compared to $166.5 million at December 31, 2010. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $286.2 million as at September 30, 2011, compared to $557.6 million as at December 31, 2010. The decrease in liquidity is primarily the result of our acquisition of the remaining 49% of OPCO from Teekay Corporation on March 8, 2011, the payment of the first installment on our four Suezmax newbuilding shuttle tankers and the purchase of the Peary Spirit newbuilding shuttle tanker on August 2, 2011.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2011	2010

Net cash flow from operating activities	203,002	227,754
Net cash flow used for financing activities	(92,318)	(171,519)
Net cash flow (used for) from investing activities	(116,232)	10,483
Operating Cash Flows. Net cash flow from operating activities decreased to $203.0 million for the nine months ended September 30, 2011, from $227.8 million for the same period in 2010, due primarily to a net decrease in changes to non-cash working capital items, increases in expenditure for drydocking and related repairs and maintenance costs, increases in crew manning costs, and the sale of an FSO unit, partially offset by increases in revenue from higher bunker profits and less off-hire days in the conventional tanker fleet, an increase in rate for the Rio das Ostras, the shutdown of the Varg in the third quarter of 2010, an increase in project revenues earned by the shuttle fleet, the acquisition of the Amundsen Spirit, Nansen Spirit and Peary Spirit shuttle tankers, and the redelivery of two time-chartered-in vessels.
Financing Cash Flows. During the nine months ended September 30, 2011, scheduled debt repayments and prepayments on debt totaled $211.8 million. We used net proceeds from long-term debt of $420.6 million mainly to partially finance our acquisition of the remaining 49% of OPCO from Teekay Corporation, the acquisition of the Peary Spirit newbuilding shuttle tanker and to finance the first installment of the four Suezmax newbuilding shuttle tankers.
In July 2011, we issued 0.7 million common units to an institutional investor for net proceeds, including our general partner’s 2% proportionate capital contribution, of $20.4 million. Upon completion of the private placement, we had 63.5 million common units outstanding. We used the proceeds from the issuance of common units to partially finance the shipyard installments for the four Suezmax newbuilding shuttle tankers.
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 common units acquired by the underwriters upon exercise of their overallotment option). The total net proceeds from the offering (including our general partner’s total contribution of $2.0 million) were $95.5 million. We used the net proceeds to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the September 2009 acquisition of the Petrojarl Varg FPSO unit and to finance a portion of the April 2010 acquisition of Teekay Corporation’s interest in the Falcon Spirit FSO unit.
On August 20, 2010, we completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriters’ overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including our general partner’s $2.7 million proportionate capital contribution). We used the net proceeds of $130.8 million from the equity offering to repay a portion of our outstanding debt under one of our revolving credit facilities.
During the nine months ended September 30, 2010, scheduled debt repayments and prepayments on debt totaled $371.5 million. Net proceeds from long-term debt were $119.4 million.
Cash distributions paid by our subsidiaries to non-controlling interests during the nine months ended September 30, 2011 and 2010 totaled $33.5 million and $59.0 million, respectively. Cash distributions paid by us to our unitholders and our general partner during the nine months ended September 30, 2011 and 2010, totaled $95.3 million and $60.6 million, respectively. The decrease in distribution to non-controlling interests and increase in distributions to our unitholders is mainly attributed to our acquisition of OPCO in early March 2011. Subsequent to September 30, 2011, cash distributions on our outstanding common units and general partner interest related to the three months ended September 30, 2011 of $34.0 million were declared and subsequently paid on November 14, 2011.
Investing Cash Flows. During the nine months ended September 30, 2011, net cash flow used for investing activities was $116.2 million, primarily relating to expenditures for vessels and equipment, including the first installment payment of $44.6 million on our four Suezmax newbuilding shuttle tankers, capital upgrades of $16.5 million to the Rio das Ostras and the final installment payment of $77.9 million for the Peary Spirit newbuilding shuttle tanker, partially offset by $13.4 million in proceeds from the vessel sale and scheduled lease payments of $15.6 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.
During the nine months ended September 30, 2010, net cash flow from investing activities was $10.5 million, primarily relating to scheduled lease payments of $17.2 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, partially offset by expenditures for vessels and equipment.
Credit Facilities
As at September 30, 2011, our total debt was $1.93 billion, compared to $1.72 billion as at December 31, 2010. Our revolving credit facilities and term loans are described in Item 1 — Financial Statements: Note 6 — Long-Term Debt of this report. All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance six of our 50%-owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including, in some cases, those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;
•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2011:

		Balance	2012	2014
		of	and	and	Beyond
	Total	2011	2013	2015	2015
	(in millions of U.S. Dollars)

Long-term debt (1)	1,925.2	24.5	672.7	873.9	354.1
Chartered-in vessels (Operating leases)	116.1	15.0	80.2	20.9	—
Newbuilding installments (2)	401.4	—	401.4	—	—

Total contractual obligations	2,442.7	39.5	1,154.3	894.8	354.1

(1)
Excludes expected interest payments of $7.5 million (remainder of 2011), $45.2 million (2012 and 2013), $11.3 million (2014 and 2015) and $6.9 million (beyond 2015). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at September 30, 2011, and on NIBOR plus a margin of 4.75%.

(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 1 — Financial Statements: Note 12(d) — Commitments and Contingencies.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section of the Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2010. As at September 30, 2011, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F.
At September 30, 2011, the shuttle tanker segment had goodwill attributable to it. Based on conditions that existed at September 30, 2011, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	results of operations and revenues and expenses;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	our intended use of the proceeds from the sale of common units;
•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation and our accepting the offers;
•	obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;
•	delivery dates of and financing for newbuildings or existing vessels;
•	our intention to acquire the Piranema FPSO unit from Sevan;

•	vessel operating and crewing costs for vessels;
•	entrance into joint ventures and partnerships with companies;
•	the commencement of service of newbuildings or existing vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	the future valuation of goodwill;
•	our liquidity needs;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks;
•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and
•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2011
PART I — FINANCIAL INFORMATION

ITEM 3 —	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at September 30, 2011 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2011	2012	2013	2014	2015	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	24.5	208.5	464.2	809.6	64.3	354.1	1,925.2	1,841.1	1.6%

Interest Rate Swaps:
Contract Amount (3)(4)	51.4	226.3	230.5	91.7	216.8	746.7	1,563.5	262.4	4.1%
Average Fixed Pay Rate (2)	2.9%	2.6%	2.1%	4.9%	4.5%	5.1%	4.1%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2011 ranged between 0.30% and 3.25% based on LIBOR and 4.75% based on NIBOR.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR or NIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(4)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2011, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2011	2012	2013
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	735,000	6.06	$12,582	$89,295	$19,560
British Pound	9,740	0.64	1,045	11,790	2,322
Euro	7,700	0.76	3,976	6,176	—

			$17,603	$107,261	$21,882

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at September 30, 2011, we were committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin of 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2011, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2011
PART II — OTHER INFORMATION

Item 1 —	Legal Proceedings
See “Item 8. Financial Information — Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2010.

Item 1A —	Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, which could materially affect our business, financial condition or results of operations.

Item 2 —	Unregistered Sales of Equity Securities and Use of Proceeds
On July 7, 2011, we issued 0.7 million common units to an institutional investor in a private placement for net proceeds of $20.4 million (including our general partner’s $0.4 million proportionate capital contribution). The common units were subsequently registered under a registration statement filed and declared effective by the Securities and Exchange Commission. We used the proceeds from the issuance of common units to partially fund the acquisition of four Suezmax newbuilding shuttle tankers.

Item 3 —	Defaults Upon Senior Securities
None

Item 4 —	Reserved

Item 5 —	Other Information
None

Item 6 —	Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 25, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)